EXHIBIT B

               The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 44th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                                                 PRINCIPAL OCCUPATION
        NAME                                        OR EMPLOYMENT

Lindsay A. Rosenwald, M.D.      Chairman of the Board, President of Para
                                mount Capital Asset Management, Inc., Para mount Capital LLC and Paramount Capital,
                                Inc.

Peter Morgan Kash               Director of Paramount Capital Asset Manage
                                ment, Inc., Inc., Senior Managing Director,
                                Paramount Capital, Inc.

Dr. Yuichi Iwaki                Director of Paramount Capital Asset Manage
                                ment, Inc., Inc., Professor, University of
                                Southern California School of Medicine


Item 2.

               During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

               Please refer to Items 3-6 herein reporting the beneficial ownership.